SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private
                                     Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


               Report on Form 6-K for the month of September 2003

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X   Form 40-F
                                     ---           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


         Enclosures:

         1. A notification dated 29 September 2003 advising that FMR Corp and Fidelity International Limited had notified that they have an interest in the issued Ordinary share capital of The BOC Group plc of 3.08%.

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


   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 29 SEPTEMBER 2003
                  AT 13.54 HRS UNDER REF: PRNUK-2909031352-861B

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

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
1.  Name of company                                     2.  Name of shareholder having a major interest

    The BOC Group plc                                       FMR Corp and Fidelity International Limited

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3.  Please state whether notification indicates         4.  Name of the registered holder(s) and, if more
    that it is in respect of holding of the                 than one holder, the number of shares held by
    shareholder named in 2 above or in respect of           each of them
    a non-beneficial interest or in the case of
    an individual holder if it is a holding of
    that person's spouse or children under the
    age of 18                                               See additional information


    Notification in respect of parties named in 2 above.

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5.  Number of         6.  Percentage of issued          7.  Number of shares/amount     8.  Percentageof issued class
    shares/amount of      class                             of stock disposed
    stock acquired


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9.  Class of security                                   10. Date of transaction         11. Date company informed

    Ordinary shares of 25p each                             26 September 2003               29 September 2003


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12. Total holding following this notification           13. Total percentage holding of issued class following this notification

    15,322,357                                              3.08%

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14. Any additional information                          15. Name of contact and telephone number for queries

    In a letter dated 26 September 2003 and                 David Kinnair
    received on 29 September 2003 The BOC                   Assistant Company Secretary
    Group plc has been notified pursuant to                 01276 807649
    Section 198 of the Companies Act that FMR Corp
    and Fidelity Investments Limited have a 3.08%
    notifiable interest in the issued Ordinary
    share capital of the Company.

    Neither FMR Corp nor Fidelity Investments
    Limited own shares for their own account.
    The shares are held by Fidelity on behalf of their clients.


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

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
16. Name and signature of authorised company official responsible for making this notification

    David Kinnair


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Date of notification ___29 September 2003 _________

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

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: October 1, 2003


                                        By:  /s/   Sarah Larkins
                                            ------------------------------------
                                            Name:  Sarah Larkins
                                            Title: Assistant Company Secretary